                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          OREGON TRAIL FINANCIAL CORP.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    685932105
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                                 (CUSIP Number)

                                DAVID M.W. HARVEY
                            HOT CREEK CAPITAL, L.L.C.
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                 (775) 265-3016
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 14, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 685932105

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        HOT CREEK CAPITAL, L.L.C.

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             2. Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)

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             3. SEC Use Only

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             4. Source of Funds (See Instructions)
                        Not Applicable

--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)
                        Not Applicable

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             6. Citizenship or Place of Organization
                        NEVADA

                                                7. Sole Voting Power

Number of
Shares                                          8. Shared Voting Power
Beneficially                                              228,600
Owned by
Each                                            9. Sole Dispositive Power
Reporting
Person With
                                               10. Shared Dispositive Power
                                                          228,600

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            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        228,600

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                        Not Applicable

--------------------------------------------------------------------------------

            13. Percent of Class Represented by Amount in Row (11)
                        7.4%

--------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)
                        OO

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


CUSIP No. 685932105

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        HOT CREEK INVESTORS, L.P.

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             2. Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)

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             3. SEC Use Only

--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)
                      WC

--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)
                      Not Applicable

--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization
                      NEVADA

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                                                 7. Sole Voting Power
Number of
Shares
Beneficially                                     8. Shared Voting Power
Owned by                                                162,600
Each
Reporting                                        9. Sole Dispositive Power
Person With

                                                10. Shared Dispositive Power
                                                        162,600


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            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        162,600

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                        Not Applicable

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            13. Percent of Class Represented by Amount in Row (11)
                        5.3%

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            14. Type of Reporting Person (See Instructions)
                        PN

CUSIP No. 685932105

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        HOT CREEK VENTURES 1, L.P.

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             2. Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)

--------------------------------------------------------------------------------

             3. SEC Use Only

--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)
                       WC

--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)
                       Not Applicable

--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization
                       NEVADA

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                                                 7. Sole Voting Power
Number of
Shares
Beneficially                                     8. Shared Voting Power
Owned by                                                   66,000
Each
Reporting                                        9. Sole Dispositive Power
Person With

                                                10. Shared Dispositive Power
                                                           66,000


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            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        66,000

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                         Not Applicable

--------------------------------------------------------------------------------

            13. Percent of Class Represented by Amount in Row (11)
                        2.1%

--------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)
                        PN

CUSIP No. 685932105

--------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                        DAVID M.W. HARVEY

--------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)

--------------------------------------------------------------------------------

             3. SEC Use Only

--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)
                       Not Applicable

--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)
                       Not Applicable

--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization
                       U.S.A.

--------------------------------------------------------------------------------

                                                 7. Sole Voting Power
Number of
Shares
Beneficially                                     8. Shared Voting Power
Owned by                                                 228,600
Each
Reporting                                        9. Sole Dispositive Power
Person With

                                                10. Shared Dispositive Power
                                                         228,600

--------------------------------------------------------------------------------

            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        228,600

--------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                        Not Applicable

--------------------------------------------------------------------------------

            13. Percent of Class Represented by Amount in Row (11)
                        7.4%

--------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)
                        IN

CUSIP No. 685932105


Item 1.   Security and Issuer


        The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, ("Stock") of Oregon Trail Financial Corp., an Oregon corporation (the "Issuer"). The Issuer's Stock is traded over the counter and is listed under the symbol "OTFC." The principal executive offices of the Issuer are located at 2055 First Street, Baker City, Oregon, 97814.


Item 2: Identity & Background

          (a) Name of Person Filing:

                   This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital L.L.C. (the "General Partner"),
                   (ii) Hot Creek Investors, L.P. ("Investors"), (iii) Hot Creek Ventures 1, L.P. ("Ventures 1"), and together with Investors, the "Partnerships,"), and (iv) David M. W. Harvey, the principal member of the General Partner ((i), (ii), (iii), and (iv) being collectively, the "Filing Persons"). The Stock which is the subject of this Schedule 13D is held by the Partnerships. The other Filing Persons are joining in this
                   Schedule 13D because they exercise voting and investment power over the Stock held by the Partnerships. The Filing Persons have entered into a Joint Filing Agreement, dated as of August 14, 2002, a copy of which is filed with this
                   Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


          (b) Residence or Business Address:

                   The residence or business address of each of the Filing Persons is:

                   Post Office Box 3178
                   Gardnerville, Nevada 89410


          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                   The Partnerships are Nevada limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of the Partnership. The General Partner is charged with management of the day-to-day affairs of the Partnership. The principal member of the General Partner is David M. W. Harvey. Each of the Filing Persons conduct their business from Post Office Box 3178, Gardnerville, Nevada, 89410.

          (d) and (e):

                   During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

          (f) Citizenship:

                   Each of the Partnerships and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.


Item 3: Source and Amount of Funds or Other Consideration

        The aggregate purchase price of the Stock covered by this statement is $3,771,304. The Partnerships' purchased the Stock which is the subject of this Schedule 13D in an account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase such Stock.

Item 4: Purpose of Transaction

        The purpose of the acquisition of the Stock by the Partnerships is for investment, and the purchases of the shares of Stock by the Partnerships were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Although the acquisition of the shares of Stock by the Partnerships is for investment purposes, the Filing Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Partnerships may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time.

        None of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Filing Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5: Interest in Securities of the Issuer

          (a) Based on Form 10-K for the Annual period ending March 31, 2002, the Issuer had 3,089,249 shares of Stock issued and outstanding. Accordingly, the 162,600 shares of Stock owned by Investors represents approximately 5.3 percent (5.3%) of the Issuer's issued and outstanding Stock as of March 31, 2002; the 66,000 shares of Stock owned by Ventures 1 represents approximately 2.1 percent (2.1%) of the Issuer's issued and outstanding Stock as of March 31, 2002; and the 228,600 shares of Stock owned by the Partnerships represent approximately 7.4 percent (7.4%) of the Issuer's issued and outstanding Stock as of March 31, 2002.

          (b) The General Partner has the power to vote or direct the voting of the Stock as of any record date subsequent to the Partnerships' purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the Stock. Because Mr. Harvey is the controlling person of the General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Stock that is the subject of this Schedule 13D. Each of Mr. Harvey and the General Partner disclaims beneficial ownership of the Stock that is subject of this Schedule 13D.

          (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

          (d) No person other than the Partnerships and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Stock that is the subject of this Schedule 13D.

          (e)      Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Except as set forth herein, neither of the Partnerships, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin.


Item 7: Material to be Filed as Exhibits

            Exhibit A - Joint Filing Agreement
            Exhibit B - Schedule of Purchases
            Exhibit C - Form of Letter to Directors

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                HOT CREEK CAPITAL, L.L.C.
                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member

                                                HOT CREEK INVESTORS, L.P.
                                                By its General Partner
                                                HOT CREEK CAPITAL, L.L.C.
                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member

                                                HOT CREEK VENTURES 1, L.P.
                                                By its General Partner
                                                HOT CREEK CAPITAL, L.L.C.
                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member


                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey

                                    Exhibit A
                                    ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

                              ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                                HOT CREEK CAPITAL, L.L.C.

                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member

                                                HOT CREEK INVESTORS, L.P.
                                                By its General Partner
                                                HOT CREEK CAPITAL, L.L.C.

                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member

                                                HOT CREEK VENTURES 1, L.P.
                                                By its General Partner
                                                HOT CREEK CAPITAL, L.L.C.

                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey
                                                Title: Managing Member


                                                By:   /s/ David M. W. Harvey
Dated: August 14, 2002                          --------------------------------
                                                Name: David M. W. Harvey

                                    Exhibit B
                                    ---------

                              SCHEDULE OF PURCHASES

                              ---------------------

Hot Creek Investors, L.P. acquisitions of and holdings in Oregon Trail Financial Corp. in the last 60 days.


                 Date             Shares            Cost            Price/Share
                 ----             ------            ----            -----------

             8/08/2002            17,000            339,165            19.95
             8/13/2002            24,100            483,320            20.05



Hot Creek Ventures 1, L.P. acquisitions of and holdings in Oregon Trail Financial Corp. in the last 60 days.


                 Date             Shares            Cost            Price/Share
                 ----             ------            ----            -----------

             8/02/2002             8,800            173,815            19.75
             8/13/2002             6,000            120,915            20.15

                                    Exhibit C
                                    ---------

                                     FORM OF
                               LETTER TO DIRECTORS







                                                        Tuesday, August 13, 2002


Board of Directors
c/o Berniel L. Maughan
Oregon Trail Financial Corp.
2055 First Street
Baker City, OR  97814

Dear Sirs:

                  As a holder of 7.18% of the common stock of Oregon Trail Financial Corp. ("the Bank") I was dismayed to learn that the Bank has recently passed on buying blocks of stock due to the Board's new occupation as market timers. Must I remind the management and the Board of its contractual duty under the Stillwell Standstill Agreement to enhance shareholder value through stock repurchases. Going forward every block of stock the Bank balks on, I may purchase; in order to protect my rights as a shareholder and enhance my ability to run an alternative slate of directors if this irresponsibility continues.

                  The Bank has made great progress from an earnings and capital management standpoint over the last year. It would be a great disappointment to have it end here. If you have any questions or comments, please give me a call at (775) 265-3016.


                                           Very truly yours,



                                           Randall Kinoshita